EXHIBIT 1

NEWS RELEASE

Contact (Company)
Michael Peckham
Chief Financial Officer
(408) 973-7171
invest.rel@netmanage.com

NetManage Receives Nasdaq Compliance Notice

Cupertino, Calif. -- June 8, 2001 -- NetManage (NASDAQ: NETM), a worldwide leader in e-business access and application integration solutions, announced today that it has received a letter from The Nasdaq Stock Market, Inc., notifying the company of its failure to maintain a minimum bid price of $1.00 over the preceding 30 consecutive trading days as required by the Nasdaq National Market under Nasdaq Marketplace Rule 4450(a)(5). The letter stated that the company has until September 3, 2001 to demonstrate compliance by maintaining a minimum closing bid of at least $1.00 for a minimum of 10 consecutive trading days or its securities will be delisted from the Nasdaq National Market. If such event occurs, NetManage may appeal the decision to a Nasdaq Listing Qualifications Panel. NetManage meets all other Nasdaq listing requirements.

“We believe that our current trading price is not reflective of the value of the company, particularly considering the fact that as of our most recent quarter-end we had over $0.50 per share in cash,” said Zvi Alon, president and CEO of NetManage. “The company continues to purchase shares of its common stock in the open market under its share repurchase program announced last December as we believe it is in the best interest of all shareholders.”

About NetManage

Founded in 1990, NetManage, Inc. (NASDAQ: NETM) delivers information access, publishing, integration, and support solutions and services that maximize a company’s investment in existing information systems and provide the bridge to the new Internet economy. Award-winning NetManage products and services offerings include a comprehensive portfolio of application integration software, host access software, centralized management, and live interactive support solutions that transform corporate information assets into powerful e-business solutions. NetManage sells and services products worldwide through its direct sales force, international subsidiaries, and authorized channel partners. For more information, visit http://www.netmanage.com, send e-mail to pr@netmanage.com or call 408.973.7171 (Pacific Time).

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This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties, including statements regarding improvement in the Company’s competitive position, the Company’s positioning in the eBusiness, the Company’s acquisitions, and the progress and benefits of the Company’s execution on its business plan. The Company’s actual results could differ materially from the results discussed in the forward-looking statements. The factors that could cause or contribute to such differences include, among others, that the markets for the Company’s products could grow more slowly than the Company or market analysts believe, that the Company is unable to position itself to take advantage of growth in the eBusiness market, that the Company is unable to integrate or take advantage of its acquisitions successfully, or that the Company will not be able to take advantage of growth in the Company’s target markets. In addition, there is no assurance that the Company will not suffer increased competitive pressures; and that corporate buying decisions will not be influenced by the actions of the Company’s competitors or other market factors; or that the Company will continue to progress in the execution of its business plan. Additional information on these and other risk factors that could affect the Company’s financial results is included in the Company’s Annual Report on Form 10-K, Forms 10-Q, Forms 8-K and other documents filed with the Securities and Exchange Commission.

© 2001 NetManage, Inc., its subsidiaries, and its affiliates. All rights reserved.

NetManage, the NetManage logo, the lizard-in-the-box logo, RUMBA, ONESTEP, ViewNow, SupportNow, and OnWeb are either trademarks or registered trademarks of NetManage, Inc., its subsidiaries, and affiliates in the United States and/or other countries. All other trademarks are the property of their respective owners.

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